FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORTS STRONG FIRST QUARTER RESULTS,
FUELED BY 14% DEPLETION GROWTH FOR KONA

Continued double-digit growth for Kona drives total CBA net sales increase of 13% and gross margin expansion of 640 basis points, underscoring CBA’s progress in strengthening the topline while improving its cost structure

Portland, Ore. (May 3, 2017) - Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, today announced financial results for the first quarter ended March 31, 2017 and reconfirmed guidance for the full year. CBA reported 14% depletion growth for Kona, a 13% increase in total company net sales, and a robust 640-basis point improvement in total company gross margin, attributing its strong first quarter results to the ongoing advancement of several strategic initiatives, including:

Tapping the Power of Kona’s Liquid Aloha
Kona delivered 14% depletion growth in the first quarter despite increasing market competition that continued to put pressure on overall craft beer sales. This depletion growth includes 60% growth in international depletions. As the cornerstone of CBA’s portfolio strategy, Kona’s first quarter growth reflects the national success of Big Wave Golden Ale, which posted a 33% boost in depletions in the quarter, and strong results for its newest national brand Hanalei Island IPA. Hanalei IPA was the top 11th new craft beer launched in the first quarter, as measured in grocery sales by Nielsen.

Leveraging our Strengthened AB Relationship
In the first quarter, we continued to focus on unlocking the value from our enhanced agreements with Anheuser-Busch (“AB”) announced last year. We successfully completed the qualification process to begin brewing in AB’s Fort Collins, Colo. Brewery and are on track to begin shipments this month, in time to support execution of our commercial programs heading into the peak summer selling season.

Evolving our Brewing Footprint
In the first quarter, we continued to make strong progress evolving CBA’s brewing footprint to improve production efficiency, reduce overhead costs, and increase gross margins. In line with our plans, we have been successfully winding down production at City Brewing in Memphis and at our Woodinville brewery, while preparing for production in Fort Collins as described above.

With respect to our Woodinville brewery, CBA and Pabst Brewing Company, LLC have reached an agreement to terminate our contract brewing agreement, as well as Pabst’s option to purchase CBA’s Woodinville facility. As a result, Pabst will pay negotiated fees to CBA, and CBA will close its Woodinville brewery as of July 1, 2017. The Woodinville pub is not impacted by this change and will remain open.

Achieving our Wholesaler Inventory Objectives
CBA achieved a significant milestone in the first quarter, delivering a 2.1% increase in shipments despite cutting 10 days from our wholesaler inventory levels. This accomplishment validates our efforts to address the inventory pressures facing our distributors in today’s competitive craft market, while still delivering a significant improvement over first quarter 2016 shipments, which were lower due to the temporary closure of our Portland brewery.

Select financial highlights for the first quarter 2017:

•	Depletions for Kona were 14% in the first quarter, while overall CBA depletions were flat for the first quarter of 2017, compared to the first quarter in 2016.

•	CBA’s shipments increased 2.1% over the same period last year, amidst the successful completion of our wholesaler inventory objectives as described above.

•	Net sales increased 13.0% to $44.3 million in the first quarter, compared to the first quarter in 2016.

◦
The increase is primarily attributed to shipment growth for Kona and our partner brands, $1.7 million in Pabst contract brewing shortfall fees, $0.9 million in AB international distribution fees, our alternating proprietorship business, and an increase in average unit pricing. Our net sales increase also reflects the improvement over the first quarter in 2016, during which shipments were impacted by the temporary closure of our Portland brewery.

◦
Partially offsetting the first quarter increases were decreases in Widmer Brothers and Redhook shipment volume, as well as shipment volume decreases associated with our ongoing efforts to reduce inventory levels at our wholesaler partners.

•	Gross profit increased by 45.3%, to $12.7 million, and gross margin increased by 640 basis points to 28.6% compared to the first quarter in 2016.

•	Selling, general and administrative expense (“SG&A”) for the first quarter was $15.5 million, an 11% increase over the first quarter of 2016.

◦	The increase primarily reflects continued investment in our brands and emerging business.

•	Diluted net loss per share was $0.09 for the first quarter, an improvement of $0.08 over the first quarter diluted net loss per share of $0.17 in 2016.

“Our first quarter results are strong in and of themselves. And they’re especially remarkable given the dynamics in today’s increasingly challenging market,” said Andy Thomas, chief executive officer, CBA. “The substantial progress we made across many areas of our business - from continuing Kona’s double-digit growth and strengthening our local brands, to expanding our gross margins while evolving our brewery footprint and reducing our wholesaler inventory days by a third - provides tangible evidence that our strategy is working and beginning to bear fruit.”

Anticipated financial highlights for 2017:
As a result of our first quarter performance being in line with expectations, we are reaffirming our 2017 guidance and will be exploring the opportunity to update the ranges later in the year as the need arises.

•	Total CBA depletion change of flat to growth of 6%.

•	Shipments ranging between a decrease of 1% and increase of 4%, which reflects our success in achieving our 2017 wholesaler inventory reduction goals in the first quarter.

•	Average price increases of 1% to 2%.

•	Total gross margin rate of 30.5% to 32.5%.

◦	Gross margin on our owned business, which includes beer related and pubs, is expected to be higher on a rate basis despite the dilutive influence of alternating proprietorship volume.

◦
Over the course of 2017, CBA management will assess the 2017 gross margin range against the previously disclosed target of 35%, which was projected without the AB agreements and with the completed sale of our Woodinville brewery.

•	SG&A ranging from $61 million to $63 million including increase in marketing spend and SG&A cost optimization, as we leverage investments made in prior years and seek to improve efficiencies.

•	Capital expenditures of approximately $16 million to $20 million, reflecting continued work on previously disclosed projects including the new Kona brewery and Redhook brewpub in Seattle.

“We saw a 45% increase in gross profitability versus last year which was supported by strong topline growth, healthy revenues per barrel sold, and improved brewery efficiencies,” said Joe Vanderstelt, chief financial officer, CBA. “The upcoming closure of our Woodinville brewery in July will allow us to take another step forward in reducing fixed overhead costs, increasing gross margins, and improving capacity utilization.”

Forward-Looking Statements
Statements made in this press release that state the Company’s or management’s intentions, hopes, beliefs, expectations or predictions of the future, including depletions, shipments and sales growth, price increases, and gross margin rate improvement, the level and effect of SG&A expense and business development, anticipated capital spending, and the benefits or improvements to be realized from strategic initiatives and capital projects, are forward-looking statements. It is important to note that the Company’s actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from those in the forward-looking statements is contained from time to time in the Company’s SEC filings, including, but not limited to, the Company’s report on Form 10-K for the year ended December 31, 2016. Copies of these documents may be found on the Company’s website, www.craftbrew.com, or obtained by contacting the Company or the SEC.

About Craft Brew Alliance
Craft Brew Alliance (CBA) is an independent craft brewing company that brews, brands, and brings to market world-class American craft beers.

Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with an expanding stable of strong regional breweries and innovative lifestyle brands, including Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co. and Widmer Brothers Brewing. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Contact: Jenny McLean Director of Communications Craft Brew Alliance, Inc. (503) 331-7248 jenny.mclean@craftbrew.com

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Operations
(Dollars and shares in thousands, except per share amounts)
(Unaudited)

	Three Months Ended March 31,
	2017	2016
Sales	$46,766	$41,793
Less excise taxes	2,464	2,571
Net sales	44,302	39,222
Cost of sales	31,633	30,505
Gross profit	12,669	8,717
As percentage of net sales	28.6%	22.2%
Selling, general and administrative expenses	15,469	13,924
Operating loss	(2,800)	(5,207)
Interest expense	(181)	(147)
Other income, net	3	6
Loss before income taxes	(2,978)	(5,348)
Income tax benefit	(1,191)	(2,139)
Net loss	$(1,787)	$(3,209)

Basic and diluted net loss per share	$(0.09)	$(0.17)
Shares used in basic and diluted per share calculations	19,261	19,179
Total shipments (in barrels):
Core Brands	148,200	142,400
Contract Brewing	4,600	7,200
Total shipments	152,800	149,600
Change in depletions (1)	0%	(3)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Craft Brew Alliance, Inc.
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	March 31,
	2017	2016
Current assets:
Cash and cash equivalents	$145	$1,110
Accounts receivable, net	22,430	17,263
Inventory, net	21,030	20,033
Other current assets	3,513	2,618
Total current assets	47,118	41,024
Property, equipment and leasehold improvements, net	120,477	120,689
Goodwill	12,917	12,917
Intangible and other assets, net	19,392	18,008
Total assets	$199,904	$192,638
Current liabilities:
Accounts payable	$17,921	$19,452
Accrued salaries, wages and payroll taxes	5,955	5,247
Refundable deposits	6,502	6,340
Other accrued expenses	4,424	1,550
Current portion of long-term debt and capital lease obligations	1,502	602
Total current liabilities	36,304	33,191
Long-term debt and capital lease obligations, net of current portion	26,572	26,913
Other long-term liabilities	18,746	17,191
Total common shareholders' equity	118,282	115,343
Total liabilities and common shareholders' equity	$199,904	$192,638

Craft Brew Alliance, Inc.
Condensed Consolidated Statements of Cash Flows
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2017	2016
Cash flows from operating activities:
Net loss	$(1,787)	$(3,209)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	2,895	2,615
Loss on sale or disposal of Property, equipment and leasehold improvements	3	2
Deferred income taxes	(1,207)	(2,155)
Other, including stock-based compensation	529	572
Changes in operating assets and liabilities:
Accounts receivable, net	1,578	1,663
Inventories	(1,926)	(2,188)
Other current assets	(1,018)	(178)
Accounts payable and other accrued expenses	2,946	1,732
Accrued salaries, wages and payroll taxes	988	(221)
Refundable deposits	36	(328)
Net cash provided by (used in) operating activities	3,037	(1,695)
Cash flows from investing activities:
Expenditures for Property, equipment and leasehold improvements	(1,965)	(5,651)
Net cash used in investing activities	(1,965)	(5,651)
Cash flows from financing activities:
Principal payments on debt and capital lease obligations	(131)	(225)
Net borrowings (repayments) under revolving line of credit	(1,238)	7,770
Net cash provided by (used in) financing activities	(1,369)	7,545
Increase (decrease) in Cash and cash equivalents	(297)	199
Cash and cash equivalents, beginning of period	442	911
Cash and cash equivalents, end of period	$145	$1,110

Craft Brew Alliance, Inc.
Select Financial Information on a Trailing Twelve-Month Basis
(Dollars in thousands, except per share amounts)
(Unaudited)

	Twelve Months Ended
	March 31,
	2017	2016	Change		% Change
Net sales	$207,587	$201,681	$5,906		2.9%
Gross profit	$63,551	$59,751	$3,800		6.4%
As percentage of net sales	30.6%	29.6%	100	bps
Selling, general and administrative expenses	60,769	58,903	1,866		3.2%
Operating income	$2,782	$848	$1,934		228.1%

Net income	$1,102	$172	$930		540.7%

Basic and diluted net income per share	$0.06	$0.01	$0.05		500.0%
Total shipments (in barrels):
Core Brands	754,700	771,500	(16,800)		(2.2)%
Contract Brewing	24,100	34,800	(10,700)		(30.7)%
Total shipments	778,800	806,300	(27,500)		(3.4)%
Change in depletions (1)	0%	(1)%

(1)	Change in depletions reflects the period-over-period change in barrel volume sales of beer by wholesalers to retailers.

Supplemental Disclosures Regarding Non-GAAP Financial Information

Craft Brew Alliance, Inc.
Reconciliation of Adjusted EBITDA to Net loss
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2017	2016
Net loss	$(1,787)	$(3,209)
Interest expense	181	147
Income tax benefit	(1,191)	(2,139)
Depreciation expense	2,830	2,571
Amortization expense	65	44
Stock-based compensation	357	20
Loss on disposal of assets	3	2
Adjusted EBITDA	$458	$(2,564)

CBA has presented Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”) in these tables to provide investors with additional information to evaluate our operating performance on an ongoing basis using criteria that are used by management. We define Adjusted EBITDA as net income (loss) before interest, income taxes, depreciation and amortization, stock-based compensation and other non-cash charges, including net gain or loss on disposal of property, equipment and leasehold improvements. We use Adjusted EBITDA, among other measures, to evaluate operating performance, to plan and forecast future periods’ operating performance, and as an incentive compensation target for certain management personnel.
As Adjusted EBITDA is not a measure of operating performance or liquidity calculated in accordance with generally accepted accounting principles in the United States of America (“GAAP”), this measure should not be considered in isolation of, or as a substitute for, net income (loss) as an indicator of operating performance, or net cash provided by (used in) operating activities as an indicator of liquidity. The use of Adjusted EBITDA instead of net income (loss) has limitations as an analytical tool, including the inability to determine profitability; the exclusion of interest expense and associated cash requirements, given the level of our indebtedness; and the exclusion of depreciation and amortization which represent significant and unavoidable operating costs, given the capital expenditures needed to maintain our operations. We compensate for these limitations by relying on GAAP results. Our computation of Adjusted EBITDA may differ from similarly titled measures used by other companies. As Adjusted EBITDA excludes certain financial information compared with net income (loss) and net cash provided by (used in) operating activities, the most directly comparable GAAP financial measures, users of this financial information should consider the types of events and transactions which are excluded. The table above shows a reconciliation of Adjusted EBITDA to net income (loss).